Efemçukuru Gold Mine, Turkey Technical Report

CERTIFICATE OF QUALIFIED PERSON

Imola Götz, M. Sc., P. Eng.
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 601-6658
Fax: (604) 687-4026

Email: imola.gotz@eldoradogold.com

I, Imola Götz, am a Professional Engineer, employed as Manager, Mine Engineering (Underground), of Eldorado Gold Corporation and reside at 1127 St Andrews Avenue in North Vancouver, in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Efemçukuru Gold Mine, Turkey, with an effective date of December 31, 2019.

I am a member of the Engineers & Geoscientists of British Columbia. I graduated from the Technical University of Petrosani in Romania with a Master of Science in Mine Engineering in 1986, and subsequently obtained a Bachelor of Education from Lakehead University in 1993.

I have practiced my profession continuously since 1996 and I have been involved in mine planning, mine design, mineral resource and mineral reserve estimation, cut-off grade optimization in underground and open pit gold properties in Canada, Romania, Greece, Turkey, Mexico, Guatemala, Chile and Argentina.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Efemçukuru Gold Mine on numerous occasions with my most recent visit occurring on September 14 to 18, 2019.

I was responsible for the mineral reserves and the preparation of related sections on mineral reserves calculation, mining methods and sections related to costs of the technical report. I am responsible for the preparation or supervising the preparation of items 15, 16, 21 and 22 in the technical report.

I have not had prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Efemçukuru Gold Mine, Turkey, with an effective date of December 31, 2019, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 28th day of February 2020.

“Signed and Sealed”

Imola Götz
Imola Götz, M.Sc., P. Eng.